EXHIBIT 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Second Quarter 2017

Heidelberg, Germany, August 1, 2017 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended June 30, 2017.

"We are encouraged by the progress of our clinical programs, in particular moving into the expansion phase of our AFM13 combination trial with Keytruda,” said Dr. Adi Hoess, CEO of Affimed. “In our preclinical programs addressing the medical need in solid tumors and multiple myeloma, we have designed and characterized well-differentiated molecules and determined advantages in safety and potency.”

Second Quarter Updates

NK cell engager programs

•	In Affimed’s Phase 1b combination study of its lead product candidate, the CD30/CD16A-targeting NK cell engager AFM13, with Keytruda (pembrolizumab) in Hodgkin lymphoma (HL), the Company has completed the escalation phase and initiated the dose expansion cohort. Affimed continues to anticipate providing an update on the study in the second half of 2017.

•	The Company’s investigator-sponsored Phase 2a monotherapy study of AFM13 in HL led by the German Hodgkin Study Group (GHSG), is now open to recruit under the new design, which includes patients pre-treated with both brentuximab vedotin (B.V.) and anti-PD1. Affimed intends to present full data on the study upon its completion, which is anticipated in 2019. The Company may provide prior data updates in coordination with the GHSG.

•	Columbia University has recently initiated a translational Phase 1b/2a study to evaluate AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation. Affimed is supporting this trial, which is designed to allow for serial biopsies, thereby enabling assessment of NK cell biology and tumor cell killing within the tumor microenvironment.

•	Preclinical research activities are progressing in Affimed’s collaboration with The University of Texas MD Anderson Cancer Center (MDACC) evaluating the Company’s NK cell engager technology in combination with MDACC’s NK cell product. Affimed intends to provide regular progress updates on the collaboration.

•	In June 2017, Affimed presented data at the EACR-AACR-SIC Special Conference in Florence, Italy, on its EGFR-targeting NK cell engager AFM24. AFM24 is distinguished from cetuximab both in vitro and in vivo through higher potency at both high and low EGFR expression levels and in RAS mutant cells. In addition, the NK cell engager potentially offers a more favorable safety profile, as demonstrated in single and repeated-dose toxicity pilot studies in cynomolgus monkeys. AFM24 was well-tolerated and showed no evidence of skin toxicity, a side effect commonly seen for other EGFR-targeting therapeutics. Affimed has developed multiple tetravalent, bispecific antibody formats for EGFR/CD16A-specific NK cell engagers aimed at tailoring PK profiles. Final clinical candidates have been selected and the Company is currently evaluating which candidate it will move forward through IND-enabling studies.

•	Affimed presented data on AFM26, a B-cell maturation antigen (BCMA)-targeting tetravalent bispecific NK cell engager at the ASCO Annual Meeting in Chicago, IL and at the EACR-AACR-SIC Special Conference, both in June 2017. The data highlighted AFM26’s potential to overcome the challenge to eliminate malignant cells in multiple myeloma (MM), including in cells expressing very low levels of BCMA. In particular, the data demonstrated that through its unique properties, including enhanced avidity, resilience to serum IgG competition and improved cell surface retention, AFM26 elicited a more potent target cell lysis compared to daratumumab and elotuzumab while not inducing NK cell depletion. Compared to a BCMA-specific T cell engager (BiTE), AFM26, while effectively lysing target cells, elicited substantially lower cytokine release, indicating a potentially superior safety profile. The data also highlighted AFM26 as a promising first-in-class therapeutic with potential in autologous stem cell transplant (ASCT)-eligible patients. The Company is currently evaluating which candidate it will move forward through IND-enabling studies.

T cell engager programs

•	Affimed is conducting two clinical Phase 1 dose-escalation trials of its CD19-targeting tetravalent bispecific T cell engager AFM11 in patients with relapsed and refractory (r/r) acute lymphocytic leukemia (ALL) and with r/r non-Hodgkin lymphoma (NHL), respectively. Both studies, which are designed with accelerated titration followed by a classical 3+3 design, are ongoing and recruiting.

•	The study evaluating AFM11 in ALL patients was initiated in September 2016 and 12 sites in the Czech Republic, Poland, Russia, Austria and Israel are open. Patients are currently being recruited into the fourth dose cohort. AFM11 was overall well-tolerated and no DLTs were observed in dose cohorts 1-3. The Company intends to provide updates on the study on a regular basis.

•	In Affimed’s Phase 1 trial of AFM11 in patients with NHL, which was amended in May 2016, the number of trial sites has been significantly increased in the course of the study. 10 sites are now open and recruiting in the Czech Republic, Poland, Germany and the U.S. The study is currently recruiting patients into the third dose cohort under the revised study design. In these patients, AFM11 was overall well-tolerated and no DLTs were observed in the first two cohorts. The Company intends to provide updates on the study on a regular basis.

•	Amphivena Therapeutics, Inc. continues recruitment into its first-in-human Phase 1 dose escalation and expansion trial of AMV564, a CD33/CD3-specific antibody based on Affimed’s technology platform, in patients with r/r acute myeloid leukemia (AML). Affimed owns ~18.5% of Amphivena (fully diluted).

Financial Highlights

(Figures for the second quarter and six months of 2017 and 2016 represent unaudited figures)

Cash and cash equivalents and financial assets totaled €48.9 million as of June 30, 2017 compared to €44.9 million as of December 31, 2016. The increase was primarily attributable to the net proceeds of €16.4 million from a public offering of common shares in the first quarter and of €2.5 million from the draw down of the second tranche of the loan from Silicon Valley Bank, largely offset by operational expenses.

Net cash used in operating activities was €13.1 million for the six months ended June 30, 2017 compared to €17.0 million for the six months ended June 30, 2016. The decrease was primarily related to lower cash expenditure for research and development (R&D) in connection with Affimed’s development and collaboration programs and to the expiration of the Amphivena collaboration.

Revenue for the second quarter of 2017 was €0.5 million compared to €2.1 million for the second quarter of 2016. Revenue in the 2017 period was primarily derived from AbCheck services while revenue in the 2016 period relates predominantly to Affimed’s collaboration with Amphivena.

R&D expenses for the second quarter of 2017 were €5.4 million compared to €8.6 million for the second quarter of 2016. The decrease was primarily related to lower expenses for AFM13 and our discovery/early stage development activities.

G&A expenses for the second quarter of 2017 were unchanged at €2.0 million compared the second quarter of 2016.

Net loss for the second quarter of 2017 was €7.9 million, or €0.18 per common share, compared to a net loss of €8.0 million, or €0.24 per common share, for the second quarter of 2016. The decrease in operating expenses was offset by lower revenue. In addition, the result was affected by finance costs of €1.2 million in the second quarter of 2017, whereas finance income of €0.5 million was shown in the second quarter of 2016.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications, EU IR

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss (in € thousand)

	For the three months ended June 30		For the six months ended June 30
	2016	2017	2016	2017
Revenue	2,069	508	4,005	907

Other income – net	38	93	124	84
Research and development expenses	(8,628)	(5,431)	(15,696)	(10,873)
General and administrative expenses	(1,965)	(1,969)	(4,058)	(4,215)

Operating loss	(8,486)	(6,799)	(15,625)	(14,097)

Finance income / (costs) – net	450	(1,169)	(872)	(1,625)

Loss before tax	(8,036)	(7,968)	(16,497)	(15,722)

Income taxes	(1)	21	(2)	20

Loss for the period	(8,037)	(7,947)	(16,499)	(15,702)

Total comprehensive loss	(8,037)	(7,947)	(16,499)	(15,702)

Loss per share in € per share (undiluted = diluted)	(0.24)	(0.18)	(0.50)	(0.37)

Affimed N.V.

Condensed consolidated statement of financial position (in € thousand)

	December 31, 2016	June 30, 2017
ASSETS		(unaudited)
Non-current assets

Intangible assets	55	61
Leasehold improvements and equipment	822	1,004
	877	1,065

Current assets

Inventories	197	250
Trade and other receivables	2,255	2,524
Other assets	516	513
Financial assets	9,487	4,381
Cash and cash equivalents	35,407	44,486
	47,862	52,154

TOTAL ASSETS	48,739	53,219

EQUITY AND LIABILITIES
Equity

Issued capital	333	439
Capital reserves	190,862	207,841
Accumulated deficit	(152,444)	(168,146)
Total equity	38,751	40,134

Non-current liabilities

Borrowings	3,617	5,284
Total non-current liabilities	3,617	5,284

Current liabilities

Trade and other payables	5,323	5,793
Borrowings	973	1,750
Deferred revenue	75	258
Total current liabilities	6,371	7,801

TOTAL EQUITY AND LIABILITIES	48,739	53,219

Affimed N.V.

Unaudited condensed consolidated statement of cash flows (in € thousand)

	For the six month ended June 30
	2016	2017
Cash flow from operating activities
Loss for the period	(16,499)	(15,702)
Adjustments for the period:
- Income taxes	2	(20)
- Depreciation and amortization	193	169
- Gain from disposal of leasehold improvements and equipment	0	(20)
- Share based payments	1,785	1,018
- Finance income / costs – net	872	1,625
	(13,647)	(12,930)
Change in trade and other receivables	(183)	(250)
Change in inventories	(5)	(53)
Change in other assets	(230)	(404)
Change in trade, other payables and deferred revenue	(2,667)	657
Cash used in operating activities	(16,732)	(12,980)
Interest received	0	25
Paid interest	(246)	(128)
Net cash used in operating activities	(16,978)	(13,083)

Cash flow from investing activities
Purchase of intangible assets	(11)	(23)
Purchase of leasehold improvements and equipment	(157)	(349)
Cash received from the sale of leasehold improvements and equipment	0	18
Cash paid for investments in financial assets	(18,128)	(4,655)
Cash received from maturity of financial assets	0	9,209
Net cash used for investing activities	(18,296)	4,200

Cash flow from financing activities
Proceeds from issue of common shares	0	17,901
Transaction costs related to issue of common shares	0	(1,481)
Proceeds from borrowings	0	2,500
Transaction costs related to borrowings	0	(11)
Repayment of borrowings	(357)	0
Cash flow from financing activities	(357)	18,909

Net changes to cash and cash equivalents	(35,631)	10,026
Cash and cash equivalents at the beginning of the period	76,740	35,407
Exchange-rate related changes of cash and cash equivalents	(506)	(947)
Cash and cash equivalents at the end of the period	40,603	44,486

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity (in € thousand)

	Issued capital	Capital reserves	Accumulated deficit	Total equity

Balance as of January 1, 2016	333	187,169	(120,228)	67,274
Equity-settled share based payment awards		1,785		1,785
Loss for the period			(16,499)	(16,499)

Balance as of June 30, 2016	333	188,954	(136,727)	52,560

Balance as of January 1, 2017	333	190,862	(152,444)	38,751
Issue of common shares	106	15,910		16,016
Equity-settled share based payment awards		1,018		1,018
Issue of warrant note (loan Silicon Valley Bank)		51		51
Loss for the period			(15,702)	(15,702)

Balance as of June 30, 2017	439	207,841	(168,146)	40,134